                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                 FOOTSTAR, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    344912209
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                  Steven London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 24, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344912209

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Schultze Asset Management, LLC
     22-3563247
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    0

  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        1,322,081
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           0
    WITH
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,322,081

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,322,081

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA

--------------------------------------------------------------------------------

CUSIP No. 344912209
[ ]

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George J. Schultze

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    0

  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        1,322,081
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           0
    WITH
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,322,081

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,322,081

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: FOOTSTAR, INC.                                  CUSIP Number: 344912209

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 (the "Amendment No. 2") to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 24, 2004 (the "Original Statement") and the Amendment No. 1 to Statement filed on Schedule 13D as filed with the SEC on June 28, 2005 (the "Amendment No. 1") and relates to the shares of common stock, par value $.01 per share, (the "Common Stock") of FOOTSTAR, INC., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 2 is filed by Schultze Asset Management, LLC and George
J. Schultze (the "Reporting Persons").

     Schultze Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and
(iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (collectively, the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the Common Stock owned by the Managed Accounts.

     George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC. George
J. Schultze's business address is 3000 Westchester Avenue, Purchase, NY 10577.

     This amendment No. 2 reports Schultze Asset Management, LLC's and George J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

                                     Shares of Common Stock
          Managed Account                of the Company
          ---------------            ----------------------
Schultze Master Fund, Ltd.                  1,009,623
AIP Alternative Strategies Funds -
Alpha Hedged Strategies Fund                   60,961
Arrow Distressed Securities Fund              226,336
Peter Schultze                                  5,090
Alexis Schultze, IRA                            2,571
RH, LLC                                        17,500
   TOTAL                                    1,322,081

     During the past five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Certain Managed Accounts acquired or sold shares of Common Stock as follows:

                                                  NUMBER OF
                                               SHARES ACQUIRED
         MANAGED ACCOUNT              DATE        OR (SOLD)       PRICE
         ---------------           ---------   ---------------   -------
AIP Alpha Strategies I Fund        3/20/2006       (10,900)      $4.5881
Arrow Distressed Securities Fund   1/27/2006         3,500       $  3.73
Arrow Distressed Securities Fund   2/15/2006        25,000       $  4.40
Arrow Distressed Securities Fund   2/17/2006        89,807       $  4.75
Arrow Distressed Securities Fund   3/16/2006         5,000       $  4.50
Arrow Distressed Securities Fund   3/20/2006        22,000       $  4.50
Arrow Distressed Securities Fund   3/21/2006           500       $  4.50
Arrow Distressed Securities Fund   3/22/2006        14,900       $  4.60
Arrow Distressed Securities Fund   3/24/2006        17,100       $  4.72

     All funds used to purchase or acquire Common Stock of the Company came directly from investment advisory clients.

ITEM 4. PURPOSE OF TRANSACTION.

     Schultze Asset Management, LLC is a long-term shareholder of the Company. The Reporting Persons may hold discussions with management, the board of directors of the Company and other shareholders of the Company concerning ways of maximizing shareholder value. Although the Company's business plan as outlined in its plan of reorganization disclosure statement is not without risk, the Reporting Persons believe that the Company's stock is substantially undervalued.

     By using two customary valuation ratio measures - (1) enterprise value to last twelve months EBITDA (earnings before interest, taxes, depreciation and amortization), and (2) enterprise value to last twelve months sales -- and comparing these measures for the Company with comparable public footwear companies, it is clear that the Company's common stock trades at substantially less value than other public footwear companies.

     Based on the ratio of the Company's enterprise value of $64.2 million to the Company's last twelve months' EBITDA of $41.9 million, the Company's common stock trades at only 1.5x EBITDA while comparable public footwear companies (including Payless Shoes, Ross Stores, Foot Locker, Brown Shoe Co., Finish Line, Shoe Carnival, and Rocky Shoes) trade at an average of 7.8x their last twelve months' EBITDA.

     Similarly, based on the ratio of the Company's enterprise value of $64.2 million to the Company's last twelve months' sales of $715.1 million, the Company's common stock trades at only 0.09x sales while comparable public footwear companies (including Payless Shoes, Ross Stores, Foot Locker, Brown Shoe Co., Finish Line, Shoe Carnival, and Rocky Shoes) trade at an average of 0.64x last twelve months' sales.

     Neither of the above two valuation measures ascribe any value to the Company's net operating loss carryforward ("NOL") asset. The Company's NOL is approximately $156.1 million based on the Company's latest Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Since the Company's NOL will likely reduce the Company's cash income taxes for the foreseeable future, it is a significant valuable asset that should be reflected in overall enterprise valuation.

     Given the foregoing, the Reporting Persons may also make proposals to the board, seek to change the composition of, or seek representation on, the board, or solicit proxies or written consents from other shareholders, all with the underlying purpose of increasing shareholder value. In addition, the Reporting Persons may acquire additional shares (i) for investment purposes, or (ii) to change or influence the control of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 1,322,081 shares of Common Stock of the Company, which represents approximately 6.35% of the issued and outstanding shares of Common Stock of the Company (based upon the 20,806,641 shares of Common Stock issued and outstanding as reported in the Company's annual report filed on Form 10-K, and filed with the SEC on March 15, 2006).

(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) have the power to vote and dispose of the 1,322,081 shares of Common Stock owned by the various Managed Accounts.

(c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.

(d) The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

(e) Most of the 1,322,081 shares beneficially owned by the Reporting Persons are not owned economically by the Reporting Persons. Separate Managed Accounts have economic ownership of the 1,322,081 shares beneficially owned by the Reporting Persons. Each such Managed Account is the economic owner of less than 5% of the Company's Common Stock outstanding. No two or more Managed Accounts have any formal or informal understanding among themselves to make any coordinated acquisition of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I. Joint Filing Agreement by and among Schultze Asset Management, LLC and George J. Schultze, dated as of April 5, 2006.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2006

                                        SCHULTZE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them an Amendment No. 2 to Schedule 13D (including any additional amendments thereto) with respect to the common stock, par value $.01 per share, of FOOTSTAR, INC., a Delaware corporation. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Amendment on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: April 5, 2006

                                        SCHULTZE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze